April 11, 2012

Ms. Pamela Long

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Stanley Black & Decker, Inc.
Form 10-K for the fiscal year ended December 31, 2011
Filed February 23, 2012
File No. 1-5224

Dear Ms. Long:

The following is in response to your letter dated March, 30, 2012 and the comment pertaining to our Form 10-K filing for the year ended December 31, 2011.

Item 1. Business, page 3

1.	We note that in your letter dated April 8, 2010 in response to comment 1 of our letter dated March 30, 2010, you stated that you will disclose company sponsored research and development expenditures in Item 1 of future filings in accordance with Item 101(c)(1)(xi) of Regulation S-K. However, it does not appear that you have done so. Please comply with this comment in future filings.

Response: The Company will disclose company sponsored research and development expenditures in Item 1 of future Form 10-K filings, in accordance with Item 101(c)(1)(xi) of Regulation S-K. The disclosure will be consistent with information historically included in Note N, Other Costs and Expenses, of the Company’s Form 10-K, which for the fiscal year ended December 31, 2011 included disclosure of company sponsored research and development costs of $147.2 million, $131.4 million and $18.3 million for fiscal years 2011, 2010 and 2009, respectively.

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We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff for the feedback that will enhance the Company’s disclosures in future filings. If you have any questions pertaining to the foregoing, please feel free to contact me at (860) 827-3858 or Jocelyn Belisle, Chief Accounting Officer, at (860) 827-3969.

Sincerely,

/s/ Donald Allan, Jr.

Donald Allan, Jr.

Senior Vice President and Chief Financial Officer